SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

Wrap Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

98212N107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 98212N107
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 704,757 shares of Common Stock 333,334 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 704,757 shares of Common Stock 333,334 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 704,757 shares of Common Stock 333,334 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.75%
(12)	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 98212N107
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 1,183,501 shares of Common Stock 50,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	(6)	Shared Voting Power 704,757 shares of Common Stock 333,334 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	(7)	Sole Dispositive Power 1,183,501 shares of Common Stock 50,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	(8)	Shared Dispositive Power 704,757 shares of Common Stock 333,334 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,258 Shares of Common Stock 383,334 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 6.9%
(12)	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 98212N107
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 704,757 shares of Common Stock 333,334 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 704,757 shares of Common Stock 333,334 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 704,757 shares of Common Stock 333,334 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.75%
(12)	Type of Reporting Person (See Instructions) IN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on October 18, 2018 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of Wrap Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	Ownership

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 27,364,607 shares of Common Stock issued and outstanding as of December 20 20, 2018, as represented in the Company’s Form S-3 filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) subject to the Blocker (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Reported Warrants due to the Blocker.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 704,757 shares of Common Stock and Reported Warrants to purchase 333,334 shares of Common Stock (subject to the Blocker) and Iroquois Capital Investment Group LLC (“ICIG”) held 1,183,501 shares of Common Stock and Reported Warrants to purchase 50,000 shares of Common Stock (subject to the Blocker).

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (subject to the Blocker) held by, the Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page